UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: May 29, 2007

Commission File Number: 0-31481

ASTRIS ENERGI INC.
(Translation of registrant’s name into English)

2175-6 Dunwin Drive, Mississauga, Ontario, Canada
(Address of principal executive office)

Registrant’s telephone number, including area code: (905) 608-2000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following is included in this report on Form 6-K:

Description:
News release dated May 28, 2007 and Management Discussion and Analysis for the year ended 2006, Audited Financial Statements and Notes for the years ended 2006, 2005 and 2004, CEO Certification and CFO Certification as filed with the Canadian Securities Authorities.

Exhibits.
(d)	Exhibits.

Exhibit No.	Description

99	News release dated May 28, 2007

99.1	Management Discussion & Analysis 2006

99.2	2006 Audited Financial Statements

99.3	CEO Certification

99.4	CFO Certification

This Form 6-K is hereby filed and incorporated by reference in the Company’s Registration Statements on Form S-8 (File No. 333-137312) and Form F-3 (File No. 333-134985)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Astris Energi, Inc.

Date: May 29, 2007	By:	/s/ Jiri Nor
Title : President & CEO

Astris Energi, Inc.

Date: May 29, 2007	By:	/s/ Anthony Durkacz
Title : Chief Financial Officer